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July 19, 2022

Mr. John Dana Brown Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:
Teucrium Commodity Trust
Amended Registration Statement on Form S-1
File No. 333-256339

Dear Mr. Brown:

On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Hashdex Bitcoin Futures Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are responding to your comments dated June 30, 2022 in regard to the Fund’s amended registration statement on Form S-1 filed on June 2, 2022 (the “Registration Statement”). All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement.

Please note that the page numbers in the Staff's comments may no longer apply due to the deletion of addition of disclosure. Accordingly, we have included new page numbers in our responses corresponding to the newly revised disclosure. For convenience, each of the Staff’s comments are restated below, with the response following.

Amended Form S-1 filed June 2, 2022

General

1.
Comment:                                 Refer to your response to comment 8. Please provide us with copies of the comments issued in the NFA's initial review and your responses. Additionally, tell us tell [sic] whether, to your knowledge, there will be any further NFA review and if so the anticipated time frame.

Response:
The NFA has completed its second review and the Fund has included edits made in response to those comments in this filing. The Fund has been advised that the NFA may have additional follow up edits, but no specific timeframe has been provided. The Sponsor has provided copies of the NFA’s comments, and its responses thereto, under separate cover.

2.
Comment:                                 Refer to your response to comment 10. Please disclose the substance of your response, including that if a bitcoin futures contract has closed at its price fluctuation limit, that limit price will be the daily settlement price that the CME publishes, which the Fund will use to price its shares on that day. Also explain how the Fund would value its bitcoin futures holdings in the event the CME halted trading in bitcoin futures contracts for other reasons, for example if trading were halted for an entire trading day or several trading days.

Response:
The Fund has revised its prospectus as follows: "When a Bitcoin Futures Contract has closed at its daily price fluctuation limit, that limit price will be the daily settlement price that the CME publishes. The Fund will use the published settlement price to price its Shares on that day.”

With respect to how the Fund would value its bitcoin futures holdings in the event the CME halted trading in Bitcoin Futures Contracts for other reasons, including if trading were halted for an entire trading day or several trading days, the Fund would value its Bitcoin Futures Contracts by using the daily settlement price that the CME publishes on those days, which they will continue to publish daily even though trading is halted.

3.
Comment:                                 Refer to your response to comment 11. Please disclose that the initial Authorized Purchaser is an underwriter here and in the first paragraph on page 34. We note in this regard that shares comprising creation baskets are purchased by authorized purchasers for sale to the public. Alternatively, provide your legal analysis why the initial Authorized Purchaser is not an underwriter as defined in Section 2(a)(11) of the Securities Act.

Response:
Whether the initial Authorized Purchaser is an underwriter is a legal question that will depend on the facts and circumstances surrounding the Fund's initial creation transaction.1 As Louis Loss writes in his seminal treatise on securities regulation, "[t]he term underwriter is defined not with reference to the particular person's general business but on the basis of his or her relationship to the particular offering."2   If the Fund's prospectus states that the initial Authorized Purchaser is an underwriter, the Fund will in effect be representing that it has made a definitive legal determination with respect to the initial creation transaction before such transaction has occurred, and consequently that the initial Authorized Purchaser has liability under Section 11 and 12(a)(2) of the Securities Act. We understand that the initial Authorized Purchaser's sole connection to the initial creation transaction is that it will execute an order it receives from the market maker contributing the initial seed capital. This could create a situation where a plaintiff's firm could try to extract damages in what could be an "open and shut" case.   For these reasons, the Fund believes it would be imprudent to state in the prospectus that the initial authorized purchaser is an underwriter and respectfully declines to add such a statement

4.
Comment:                                 Refer to your response to comment 2. Please clarify on the cover page Hashdex's role including that Hashdex has no responsibility for the investment or management of the Fund’s portfolio or for the overall performance or operation of the Fund. Additionally, please file all material agreements with Hashdex as exhibits to your registration statement, including the Support Agreement and any other agreements evidencing Hashdex's responsibility as Digital Asset Adviser. Ensure that all material terms of these agreements are disclosed in the prospectus. By way of example, explain what obligations of Teucrium will transfer under the Support Agreement, and under what conditions.

Response:
The cover page disclosure regarding Hashdex has been replaced with the following:

"Hashdex Asset Management Ltd. ("Hashdex") will serve as the Fund's Digital Asset Adviser and will assist the Sponsor and Marketing Agents with research and investment analysis regarding bitcoin and bitcoin markets for use in the marketing of the Fund. Hashdex will also provide the Fund with marketing services including, but not limited to, the issuance of press releases, preparation of website data content, holding promotional webinars and engaging in promotional activities through social media outlets. Hashdex has no responsibility for the investment or management of the Fund's investment portfolio or for the overall performance or operation of the Fund.

The Marketing Agents, Digital Asset Advisor and Sponsor have entered into an agreement (the "Support Agreement") that sets forth the terms and conditions applicable to the launch, marketing, promotion, development, and ongoing operation of the Fund, as well the respective rights in profits and obligations for expenses. The Support Agreement also provides that the Parties expect that Toroso will use commercially reasonable efforts to organize a new Delaware statutory trust (the “New Trust”) and a new series thereof (the “New Fund”) and enter into an agreement pursuant to which, among other things, the assets of the Fund (and certain other assets as applicable) will be transferred to the New Fund as a series of the New Trust, as successor to the Fund and the Trustee will transfer to Toroso sponsorship of the Fund. There is no timeline for this transaction.”

1 See, e.g., Section 2(g) of Form of Authorized Purchaser Agreement filed as an exhibit to the Trust's registration statement on April 26, 2019 (File No. 333-223943); the Fund's current prospectus on page 50; filed as part of Pre-Effective Amendment No. 4 (File No. 333-256339; Exchange-Traded Funds, Release No. IC-33646 at 12 n. 12 (Adopting Release) (stating that "[d]epending on the facts and circumstances, authorized participants that purchase a creation unit and sell the shares may be deemed to be participants in a distribution, which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.”).
2 1 Louis Loss et al., Fundamentals of Securities Regulation 496 (7th ed. 2018).

In addition, the following disclosure has been added to the section of the prospectus captioned "The Fund's Service Providers" after the subcaption "Digital Asset Adviser":

“The Marketing Agents, Digital Asset Advisor and Sponsor (the "Parties") have entered into an agreement (the "Support Agreement") that sets forth certain terms and conditions applicable to the launch, marketing, promotion, development, and ongoing operation of the Fund, as well the respective rights in profits and obligations for expenses. The Support Agreement also provides that the Parties expect that Toroso will use commercially reasonable efforts to organize a new Delaware statutory trust (the “New Trust”) and a new series thereof (the “New Fund”) and enter into an agreement pursuant to which, among other things, the assets of the Fund (and certain other assets as applicable) will be transferred to the New Fund as a series of the New Trust, as successor to the Fund and the Trustee will transfer to Toroso sponsorship of the Fund. There is no timeline for this transaction.

The primary responsibilities and rights of each Party with respect to the Fund are described below:

●
The Support Agreement provides that Hashdex will provide to the other Parties research and analysis regarding bitcoin and bitcoin markets for use in the operation and marketing of the Fund. Subject to mutual agreement of the Parties, Victory Capital will provide sub-advisory and sales support services for the Fund.

●
Teucrium, Toroso, Hashdex and Victory Capital are responsible for paying for all listing, legal, and regulatory costs and expenses incurred in connection with the regulatory process related to the launch of the Fund, including drafting the Fund’s registration statement, exchange listing fees, and other regulatory or service provider fees, as determined in the Support Agreement (“Start-Up Costs”). The Fund will not be responsible for the Start-Up Costs. Each Party is responsible for its own internal expenses.

●
Teucrium will receive a sponsor fee, administrative fee and trading fee, which are paid out of the proceeds from the Management Fee of the Fund (if sufficient) and/or from Toroso and Hashdex/Victory Capital.

●
The Support Agreement specifies that profits and losses for the Fund will be shared equally among Toroso, on the one hand, and Hasdex and Victory Capital, on the other.

Following the transfer of the assets of the Fund to the New Fund, the primary responsibilities and rights of each Party with respect to the New Fund are expected to be as follows:

●
Teucrium's responsibilities as Sponsor will cease. As sponsor of the New Fund, Toroso's responsibilities as sponsor are expected to be substantially the same as Teucrium's existing responsibilities. Toroso will be generally authorized to perform all acts deemed necessary to carry out the purposes of the New Trust and the New Fund. Toroso is expected to be responsible for management of the New Fund (and, as noted below, it is anticipated that Victory Capital will provide sub-advisory services for the New Fund). Toroso is expected to oversee the purchase and sale of Shares by Authorized Purchasers, manage the Fund’s investments, and evaluate the credit risk of FCMs and swap counterparties and review daily positions and margin/collateral requirements. The Sponsor is also expected to be responsible for selecting the service providers to the New Trust and New Fund and preparing and filing periodic reports on behalf of the Trust with the SEC and provide any required certification for such reports.

●
Tidal will provide fund administration and related services for the New Fund. Hashdex will provide to Toroso research and analysis regarding bitcoin and bitcoin markets for use in the operation and marketing of the New Fund. Victory Capital shall provide sub-advisory and sales support services for the New Fund. The formalization of such roles with respect to the New Fund will be made in the format and at a time mutually agreed among Teucrium, Toroso, Tidal, Hashdex, and Victory Capital, taking into account the operations of the New Fund and any applicable regulatory requirements. The Support Agreement specifies that profits and losses for the New Fund will be shared equally among Toroso, on the one hand, and Hashdex and Victory Capital, on the other. The Management Fee for the New Fund is not expected to change.

●
Teucrium will be entitled to receive a monthly amount equal to seven (7) percent of the Management Fee of the New Fund; provided, however, that such fee will never be less than 0.04% of monthly average net assets of the Fund.”

5.
Comment:                                 Refer to your response to comment 14. Please also disclose here, if true, the potential for movement in the price of the shares between the time an investor places an order to purchase with its broker-dealer and the time of the actual purchase, resulting from the price volatility of Bitcoin Futures Contracts.

Response:
The Fund has revised its prospectus disclosure as follows:

“In addition, Bitcoin Futures Contracts may experience pronounced and swift price changes. Accordingly, there is a potential for movement in the price of Shares between the time an investor places an order to purchase or sell with its broker-dealer and the time of the actual purchase or sale, resulting from the price volatility of Bitcoin Futures Contracts.”

The Fund’s Investment Objective, page 2

6.
Comment:                                 Refer to your response to comment 16. Please also state here that the Benchmark value will be disseminated once every 15 seconds during the core trading session.

Response:
The terms “approximate net asset value” and “indicative fund value” are used interchangeably throughout the prospectus (which notes that the terms may be used interchangeably) As a technical matter, both terms represent substantially the same amount, which is disseminated every 15 seconds by ICE Data Services, LLC, and the Fund believes that each of these terms accurately represents “Benchmark value,” as that term is used in the Fund’s 19b-4 order.

The Fund’s Investment Strategies, page 3

7.
Comment:                                 Refer to your response to comment 4. Disclose here where ICE Data Indices, LLC will publish the Benchmark and describe what first to expire and second to expire means. Additionally, provide roll-related disclosure regarding the benchmark including:

●
when the Benchmark rolls from first to expire to second to expire contracts; and

●
a Benchmark roll schedule and illustrative example of what the Benchmark holdings would be on a particular date.

Response:                                The Fund has revised its prospectus disclosure as follows:

“ICE Data Indices, LLC disseminates the intraday indicative value (also referred to in this prospectus as "approximate net asset value") of the Fund's Shares through the facilities of Consolidated Tape Association's Consolidated Quotation High Speed Lines (also known as the "CTA/QC High Speed Lines"). ICE Data Indices, LLC will make the Benchmark information available through online information services, such as Yahoo Finance, Bloomberg, and Reuters. The Benchmark will only include BTC Contracts.

The Fund's futures contract positions will be rolled on a monthly basis by closing out the first to expire contracts prior to their final settlement date and then entering into the third to expire contracts which will become the new second to expire - maintaining an equal weight of 50% first to expire and 50% second to expire. A first to expire contract is the contract with the nearest expiration date. A second to expire contract follows the first - it is the contract that will expire second in line after the first contract has expired. For example, when a first to expire contract expires, the second to expire contract becomes the first to expire contract.

Fund rolling will take place on the market business day preceding the last trading day of the first to expire contract. The last trading day of the first to expire contact is currently defined as the last business Friday of each month. By way of example, as of the date of this prospectus the Fund’s futures contract positions will be entered and exited according to the roll schedule below. For example, on August 15, 2022 if the fund held 100 futures contracts, 50 contracts would be expiring in August 2022 and 50 contracts would be expiring in September 2022.”

Hashdex Bitcoin Futures ETF (DEFI) – Roll Schedule July 2022 – Dec 2022
Roll Date	Contract Expiring (Exiting Position)	New Contract (Entering Position)	First to Expire Contract (Resulting Position)	Second to Expire Contract (Resulting Position)
7/28/2022	July (BTCN2)	September (BTCU2)	August (BTCQ2)	September (BTCU2)
8/28/2022	August (BTCQ2)	October (BTCV2)	September (BTCU2)	October (BTCV2)
9/29/2022	September (BTCU2)	November (BTCX2)	October (BTCV2)	November (BTCX2)
10/27/2022	October (BTCV2)	December (BTCZ2)	November (BTCX2)	December (BTCZ2)
11/23/2022	November (BTCX2)	January (BTCF3)	December (BTCZ2)	January (BTCF3)
12/29/2022	December (BTCZ2)	February (BTCG3)	January (BTCF3)	February (BTCG3)

8.
Comment:                                 Refer to your response to comment 34. Please continue to update your roll schedule in subsequent amendments.

Response:
The Fund will continue to update its roll schedule in subsequent amendments.

Principal Investment Risks of an Investment in the Fund, page 5

9.
Comment:                                 Refer to the second bullet point on page 6. Please briefly clarify why it represents a risk to investors that "[t]he Sponsor pays fees and expenses that are incurred regardless of whether it is profitable."

Response:
The Fund has removed the noted disclosure from the prospectus.

Breakeven Analysis, page 7

10.
Comment:                                 Refer to footnote (3). Please clarify the statement that the Sponsor may elect to "pay waive" a portion of these fees and briefly describe the reasons the Sponsor would elect to waive these fees.

Response:
The Fund has revised the statement “pay waive” to state “pay or waive.” The Fund may elect to waive these fees in order to reduce the Fund’s expenses.

What Are the Risk Factors Involved with an Investment in the Fund, page 10

11.
Comment:                                 Refer to your response to comment 5. In light of the cautionary language you added to Plan of Distribution, please add a separately-captioned risk factor addressing the possibility that because of current or future brokerage policies regarding bitcoin-linked securities, investors could have difficulty selling shares through their brokerage and potentially face restrictions when or how they could trade their shares.

Response:
The Fund has added the following risk factor under “The Fund’s Operating Risks” on page 29:

“Investors may not be able to buy or sell Shares of the Fund through their current brokerages

Because of volatility and other risks associated with bitcoin-related investments, brokerage firms may limit or not permit trading in such investments. Because of current or future brokerage policies regarding bitcoin-linked securities, investors could have difficulty selling Shares through their brokerage and potentially face restrictions when or how they could trade their Shares."

12.
Comment:                                 Refer to your response to comment 17. Please add separate risk factors addressing each of the following:

●
rewards for mining bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the Bitcoin Network;

●
fraud, manipulation, security failure or operational problems at bitcoin exchanges that result in a decline in adoption or acceptance of bitcoin; and

●
scalability as the use of bitcoin expands to a greater number of users.

Response:                                The Fund has added the following new risk factors to the prospectus:

“Rewards for mining bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the Bitcoin Network.

Transactions in bitcoin are processed by miners who are primarily compensated by receiving newly-issued bitcoin as a reward for successfully solving cryptological puzzles according to a payment schedule that declines over time (in some instances, miners are also compensated through voluntary fees paid by Bitcoin Network participants). If this compensation is not sufficient to incentivize miners to process transactions, the confirmation process for transactions, which acts as security for the Bitcoin Network, may become slower and the Bitcoin Network may become more vulnerable. These and similar events may have a significant adverse effect on the price and liquidity of bitcoin and the value of an investment in the Fund.”

“The Bitcoin Network may face scalability challenges as it expands to a greater number of users

As with other digital asset networks, the Bitcoin Network faces significant scaling challenges because public blockchains generally face a tradeoff between security and scalability. A decentralized network is less susceptible to manipulation or capture if more participants, or “nodes,” are involved in the processing and maintenance of such network. However, a greater number of nodes decreases the network’s efficiency in processing transactions and may result in increased settlement times. Increased settlement times could discourage certain uses for bitcoin (for example, micropayments), and could reduce demand for and price of bitcoin, which could adversely impact the value of an investment in the Fund.”

The Fund has revised the risk factor captioned “Bitcoin Exchanges Are Unregulated and May Be More Exposed to Fraud and Failure” to include the following disclosure:

“Fraud and failure related to such bitcoin exchanges could result in a loss of public confidence in bitcoin and cause a decline in the value of bitcoin, which could adversely impact the adoption of bitcoin or acceptance of bitcoin and a decline in value of the Fund’s Bitcoin Futures Contracts.”

13.
Comment:                                 Refer to your response to comment 21. Please add a separate risk factor addressing the risks presented by the existence of bitcoin "whales" and the concentration in bitcoin ownership.

Response:
The Fund has added the following new risk factor to the prospectus:

“Bitcoin Ownership is Concentrated in a Small Number of Holders Referred to as ‘Whales’

A significant portion of bitcoin is held by a small number of holders who have the ability to affect the price of bitcoin and who are sometimes referred to as “whales.” Because bitcoin is lightly regulated, bitcoin whales have the ability, alone or in coordination, to manipulate the price of bitcoin by restricting or expanding the supply of bitcoin. Activities of bitcoin whales that reduce user confidence in bitcoin, the Bitcoin Network or the fairness of bitcoin trading venues, or that affect the price of bitcoin, could have a negative impact on the value of an investment in the Fund.”

14.
Comment:                                 Refer to your response to comment 31. Please add a separate risk factor describing the risks arising from the Sponsor’s lack of prior experience in the crypto asset markets.

Response:
The Fund has added the following new risk factor to the prospectus:

“Sponsoring the Fund will be the Sponsor’s first experience in the crypto asset markets

There are risks related to the Sponsor’s lack of experience in the crypto asset markets, particularly with respect to marketing the fund. To address this risk, the Sponsor has entered into the Support Agreement discussed above, under which Hashdex and Victory Capital will provide crypto asset related marketing services. To the extent that Hashdex and Victory Capital are not effective in marketing the Fund, the Sponsor may not possess the requisite marketing knowledge to grow the Fund or maintain a viable size.”

15.
Comment:                                 Please add a separate risk factor addressing risks from the support agreement, including that some or all of Teucrium's obligations will transfer to Toroso, Tidal, Hashdex, or Victory Capital, and these transferees may not manage the fund in the same manner as Teucrium and may not achieve the investment objective. Also disclose that it is not known when this will occur because the time schedule has not yet been agreed upon.

Response:
The Fund has added the following new risk factor to the prospectus:

“There are risks related to the Support Agreement and the planned transfer of operations to new management

There are risks related to the Support Agreement and the planned transfer of operations to new management. Among other things, following the transfer of operations to Toroso, Toroso may not manage the Fund as effectively as the Sponsor. In addition, because a timeline for the transfer has not yet been determined, it is not known when the transfer of management will occur.”

16.
Comment:                                 Please tell us whether the potential outcome of the Gilbertie case could pose a risk to investors in the fund. To the extent material, address this risk in the risk factors.

Response:                                 The Sponsor does not believe that the Gilbertie case could pose a risk to investors in the Fund. The Fund is not a named party to the case, and the Sponsor does not believe there is a potential outcome in the case that could adversely affect the Fund or the Sponsor.

17.
Comment:                                 We note that existing or future competing ETFs may have a significantly lower management fee. Please add a risk factor addressing the risks that to the extent you have relatively higher fees, this could impede growth of the Fund, possibly result in a lower NAV per share, and otherwise pose a material risk to investors.

Response:
The Fund has added the following new risk factor to the prospectus:

“Existing or future bitcoin futures based ETFs may have significantly lower management fees, which may impede the growth of the Fund.

Existing and future bitcoin futures based ETFs may have fees that are significantly lower than the Fund's. To the extent that the Fund has relatively higher fees than other such funds, this could impede growth of the Fund, possibly result in a lower NAV per Share, and otherwise pose a material risk to investors.”

Correlation Risk, page 12

18.
Comment:                                 Refer to your response to comment 20 and the disclosure under Correlation Risk on page 12. Please address the risk of potential differences between returns based on the price of bitcoin and an investment in the Fund because of the additional costs related to futures investing, and other fund expenses.

Response:
The Fund has revised the risk factor captioned “Changes in the Fund’s NAV may not correlate well with changes in the price of the Benchmark. If this were to occur, you may not be able to effectively use the Fund as a way to hedge against bitcoin related losses or as a way to indirectly invest in bitcoin” to clarify that differences between returns based on the price of bitcoin and an investment in the Fund may also be attributable to additional costs related to futures investing and other fund expenses.

Position limits, accountability levels and dynamic price fluctuation limits, page 13

19.
Comment:                                 Refer to your response to comment 28. Please explain how the Dynamic Circuit Breaker fits within the context of the dynamic price fluctuation limit discussion, for example, whether the Dynamic Circuit Breaker is a type of dynamic price fluctuation limit. Also explain what you mean by "89 events" and define "hard limit move" and explain how it works.

Response:
The Fund has revised the first three paragraphs of this risk factor as follows:

“The CFTC and U.S. designated contract markets, such as the CME, have established position limits and accountability levels on the maximum net long or net short BTC Contracts that the Fund may hold, own or control. Spot position limits are set at 4,000 contracts. A position accountability level of 5,000 contracts will be applied to positions in single months outside the spot month and in all months combined. The MBT Contracts have a spot month limit of 200,000 contracts and a position accountability level of 250,000 contracts. Accountability levels are not fixed ceilings but rather thresholds above which the exchange may exercise greater scrutiny and control over an investor, including limiting the Fund to holding no more Bitcoin Futures Contracts than the amount established by the accountability level. The potential for the Fund to reach position or accountability limits will depend on if and how quickly the Fund’s net assets increase.

In addition to position limits and accountability limits, the CME places daily price fluctuation limits on Bitcoin Futures Contracts that represent the maximum daily price range permitted for a contract. Once a price fluctuation limit has been reached, no trades may be made at a price beyond that limit. Under the price fluctuation mechanism that was initially put into place when Bitcoin Futures Contracts were launched on the CME in December 2017, price fluctuation limits were triggered 116 times. In March 2019, the CME adopted a dynamic price fluctuation mechanism. This mechanism assigns an initial opening price fluctuation limit equal to a percentage of the prior trading day’s settlement price (or a different price if deemed more appropriate), which then moves with the market throughout the day. Since dynamic price fluctuation limits were introduced, price limits have been triggered 89 times and there has been one "hard limit move." A hard limit move is when the price of Bitcoin Futures Contracts exceeds a price limit that defines the minimum/maximum price to which such Bitcoin Futures Contracts can move for the given trade date. If the hard limit is reached, trade matching will not occur at prices above the maximum price or below the minimum price.

Position limits, accountability limits and dynamic price fluctuation limits may limit the Fund’s ability to invest the proceeds of Creation Baskets in Bitcoin Futures Contracts. As result, when the Fund sells Creation Baskets it may be limited in its ability to invest in Bitcoin Futures Contracts, including the Benchmark Component Futures Contracts. In such case, the Fund may hold larger amounts of cash and cash equivalents, which will impair the Fund’s ability to meet its investment objective of tracking the Benchmark.”

The price relationship between the Benchmark Component Futures Contracts, page 14

20.
Comment:                                 Refer to your response to comment 27 and your disclosure regarding periods during which certain contract combinations were in a state of contango 92% of the time. Please discuss and quantify the contango risk in your summary and explain to us why periods when certain combinations of contracts were in a state of contango 92% of the time resulted in positive average roll yields.

Response:
The reference to a positive average annual roll yield was in error; the reference has been revised to a negative average annual roll yield. Additionally, the Fund has included a discussion and quantification of contango risk in the Summary as follows:

“The design of the Fund’s Benchmark is such that the Benchmark Component Futures Contracts will change on a monthly basis, with the contracts with the shortest maturity being replaced with contracts with a longer maturity.  Sometimes the Fund will have to pay more for longer maturity contracts to replace existing shorter maturity contracts about to expire.  This situation is known as “contango” in the futures markets. In the event of a prolonged period of contango, and absent the impact of rising or falling bitcoin prices, this could have a negative impact on the Fund’s NAV and total return, which in turn may have a negative impact on your investment in the Fund.  By way of example, during the period from 1/1/2019 to 3/31/2022, the market for Bitcoin Component Futures Contracts were in contango approximately 89% of the time, which resulted in an average annual negative roll yield of approximately 7%."

The Fund has also replaced the referenced risk factor disclosure with the above text, which it believes is simpler and more in plain English.

The Fund is not a registered investment company, so you do not have the protections of the Investment Company Act of 1940, page 16

21.
Comment:                                 Please list the specific Investment Company Act protections that investors will not receive and explain them to the extent necessary.

Response:
The Fund has replaced the referenced risk factor with the following disclosure. It is based in part on statements made by the Division of Investment Management in describing the protections of the Investment Company Act, in its seminal 1992 "Protecting Investors: A Half Century of Investment Company Regulation" report, on page xviii:

"The Fund is not an investment company subject to the Investment Company Act of 1940. Accordingly, you do not have the protections expressly provided by that statute, including preventing Fund insiders from managing the Fund to their benefit and to the detriment of Fund Shareholders; preventing the Fund from issuing securities having inequitable or discriminatory provisions; preventing Fund management by irresponsible persons; preventing the use of unsound or misleading methods of computing Fund earnings and asset value; and preventing changes in the Fund's character without the consent of Fund Shareholders.”

The Fund is newly formed and may not be successful in implementing its investment objective or attracting sufficient assets, page 19

22.
Comment:                                 Refer to your response to comment 18. Please discuss how your timing in reaching the market relative to other bitcoin futures-based ETFs could have a detrimental effect on the scale of the fund. Address that every time a new bitcoin futures-based ETF has launched, it ended up having lower net assets than those ETFs that launched before it.

Response:
The following will be added at the end of the referenced risk factor. "In this regard, as of the date of this prospectus there are three bitcoin futures-based ETFs. The first fund launched has obtained significantly more assets than the other two. To the extent that this “first mover” advantage continues to favor the first fund launched, this might constrain the Fund’s growth."

The NYSE Arca may halt trading in the Shares which would adversely impact your ability to sell Shares, page 19

23.
Comment:                                 Refer to your response to comment 29. Please briefly explain the "market conditions" that could lead NYSE Arca to halt trading in the shares. Additionally, state, if true, that NYSE Arca may halt trading if there is insufficient trading in BTC or MBT Contracts.

Response:
The Fund has revised the referenced disclosure to clarify the market conditions under which the NYSE Arca may halt trading in the Shares, as follows:

“Trading in Shares of the Fund may be halted by the NYSE Arca due to market conditions or, in light of NYSE Arca rules and procedures, for reasons that, in view of the NYSE Arca, make trading in Shares inadvisable. Such market conditions or other reasons may include when there is significant news directly related to the Fund that, in NYSE Arca’s view or per existing NYSE Arca rules, requires a trading halt, such as when the Sponsor announces news relating to changes/disruptions in the Fund’s create/redeem process during market trading hours. In addition, market conditions that would result in trading halts may also include extraordinary market volatility that trigger rules requiring trading to be halted for a specified period based on a specified market decline. NYSE Arca might also halt trading if there is insufficient trading in BTC or MBT Contracts. There can be no assurance that the requirements necessary to maintain the listing of the Shares will continue to be met or will remain unchanged. The Fund will be terminated if its Shares are delisted.”

The Fund may become leveraged, page 21

24.
Comment:                                 Refer to your response to comment 3. Please state that the NYSE Arca rule approved by the SEC under which your shares will be listed and traded prescribes that the Fund’s investments may not be used to enhance leverage.

Response:
The Fund has removed the requested disclosure to avoid potential confusion. The Fund will add a statement to the prospectus that the NYSE Arca rule under which the Shares will be listed and traded prevents the Fund from utilizing leverage.

The price of bitcoin can be volatile which could cause large fluctuations, page 22

25.
Comment:                                 Refer to your response to comment 30. Discuss price swings for both bitcoin and bitcoin futures contracts for all periods; the single day price decline that occurred on September 7, 2021; and update and quantify recent price declines in subsequent amendments.

Response:
The Fund has added the following disclosure and table to the risk factor captioned “The price of bitcoin can be volatile which could cause large fluctuations in the price of Shares”:

“The table below includes significant single day price declines since inception of the Bitcoin Futures Contracts in December 2017 for both bitcoin (as measured by the BRR) and for Bitcoin Futures Contracts (as measured by the front month Bitcoin Futures Contract), including the single day price decline that occurred on September 7, 2021, followed by a brief narrative disclosure describing the significant declines:”

Date	BTC1 Daily % Change	BRR Daily % Change	Notes
3/12/2020	-23.49%	-21.89%	The selloff in Bitcoin futures coincided with broader financial market duress at the onset of the COVID pandemic
6/27/2019	-21.82%	-9.31%	Potentially signals near term profit taking as the front month contract gained, after gaining approximately 22% in the prior session
6/13/2022	-20.09%	-15.45%	Selling picked up after failing to hold the $30,000 level, filling the gap created on the way up during December 2020
1/16/2018	-19.97%	-13.50%	Bitcoin futures were relatively new and there was significant selling interest early on that carried through December 2018
2/5/2018	-15.43%	-14.16%	Bitcoin futures were relatively new and there was significant selling interest early on that carried through December 2018
9/7/2021	-7.75%	-3.35%	The selling may have been the result of profit taking as Bitcoin futures closed over $50,000 for the first time in the prior session

The Fund will update the table in subsequent amendments to reflect material changes.

Operation of the Fund, page 26

26.
Comment:                                 Refer to your response to comment 33. We are unable to locate the revisions you discuss. Please clarify under what circumstances you will hold BTC contracts versus MBT contracts.

Response:
The Fund has added the following requested disclosure, which was inadvertently omitted from the previous filing:

"The Fund will purchase MBT contracts only if the Fund has proceeds remaining from the sale of a Creation Basket that are less than the price of a BTC contract. BTC and MBT will count toward an aggregate position limit."

Bitcoin Futures Contracts, page 27

27.
Comment:                                 Refer to your response to comment 36. Please describe in detail how the CME CF Bitcoin Reference Rate is calculated. Explain how it "aggregates trade flow"; identify the "specified bitcoin spot exchanges" and explain how they are selected; and describe the "calculation window."

Response:                                The Fund has replaced the referenced disclosure with the following:

“CME began offering trading in BTC Contracts in 2017 (and in MBT Contracts in 2021). The CME needed a transparent and readily available way to determine the price of bitcoin for its futures contract customers. However, there are numerous exchanges on which one can buy and sell bitcoin, and the prices of bitcoin can differ greatly from exchange to exchange. CME wanted to use pricing information from what it considered to be reputable bitcoin exchanges to calculate a once-a-day reference rate of the U.S. dollar price of bitcoin.

The CME developed the CME CF Bitcoin Reference Rate (the "BRR") to serve these purposes. Each of the BTC and MBT contract’s final daily cash settlement is based on the BRR. It serves as a once-a-day reference rate of the U.S. dollar price of bitcoin and is used as the rate on which bitcoin futures contracts are cash-settled in U.S. dollars at the close of CME daily trading. The BRR is calculated by collecting purchase and sale transactions from specified constituent bitcoin exchanges, which currently include Bitstamp, Coinbase, Gemini, itBit, Kraken and LMAX Digital, during a calculation window between 3:00 p.m. and 4:00 p.m. London time. It is published at 4:00 p.m. London time each day.”

Other Non-Contractual Payments by the Fund, page 32

28.
Comment:                                 Refer to your response to comment 40. Please explain to us why the Fund paying for brokerage commissions does not reduce net asset value and taxable gains will not decrease net asset value. To the extent either of these expenses could decrease net asset value please add a risk factor as requested in our comment.

Response:
Upon further consideration, the Fund acknowledges that the disclosure initially requested by the Staff is correct. Accordingly, the Fund has added the following disclosure after the second sentence in the "Other Non-Contractual Payments by the Fund" section of the prospectus:

"Purchases of creation units with cash may cause the Fund to incur certain costs including brokerage commissions and redemptions of creation units with cash may result in the recognition of gains or losses that the Fund might not have incurred if it had made redemptions in-kind.”

The Fund has also added the following risk factor to the "The Fund's Operating Risks" section:

"Purchases and redemptions of creation units will be transacted in cash rather than ‘in-kind’ where creation units are purchased and redeemed in exchange for underlying constituent securities. Purchases of creation baskets with cash may cause the Fund to incur certain costs including brokerage commissions and redemptions of creation baskets with cash may result in the recognition of gains or losses that the Fund might not have incurred if it had made redemptions in-kind."

Calculating NAV, page 34

29.
Comment:                                 You state that in determining the value of Bitcoin Futures Contracts, the Administrator uses the BTC Contract settlement price on the exchange on which the contract is traded, except that the "fair value" of Bitcoin Futures Contracts may be used when those contracts close at their price fluctuation limit for the day. Please tell us how your intended calculation of net asset value is consistent with GAAP. In this regard:

●
tell us which market you have identified as your principal or most advantageous market as stipulated in ASC 820-10-35-5 and 35-5A; and

●
explain how your GAAP net asset value will be calculated when a Bitcoin Futures Contract closes at its price fluctuation limit. Clarify whether the fair value determination of these contracts will be based on closing prices that include or exclude price fluctuation limits.

Reference the accounting literature you rely upon to support your position.

Response:                                We have responded to each of the Staff's comments below:

Please tell us how your intended calculation of net asset value is consistent with GAAP.

The CME will always assign a settlement price even on days where a bitcoin futures contract held by the Fund settles at its price fluctuation limit. The Fund will, in turn, always use this settlement price as the fair value. Options trading halts when futures trading halts, so that options prices cannot be substituted for futures contract prices.

Each BTC Contract and MBT Contract settles daily to the BTC Contract volume-weighted average price (“VWAP”) of all trades that occur between 2:59 p.m. and 3:00 p.m. Central Time, the settlement period. For the Staff's information, the settlement procedures that the CME uses to calculate its settlement price can be found here – https://www.cmegroup.com/confluence/display/EPICSANDBOX/Bitcoin – but the Fund does not believe that such detailed disclosure would be deemed material by investors.

The CME has enhanced how price limits and price fluctuation limits work to ensure the markets continue to work in an efficient and orderly manner during volatile market conditions. The Trust believes this process is consistent with GAAP because this is an the most observable and verifiable market value as of the measuring date. In addition, GAAP does not provide specific guidance on determining fair value provided it can be demonstrated that the price is derived from a principal market, and that the price is reflective of what market participants are willing to pay.

Tell us which market you have identified as your principal or most advantageous market as stipulated in ASC 820-10-35-5 and 35-5A.

The Benchmark is currently the average of the closing settlement prices for the first to expire and second to expire Bitcoin Futures Contracts listed on the CME. The Trust has identified the CME as the principal market because that is the exchange on which the contracts will transact. The CME is a regulated futures exchange with the requisite oversight, controls, and regulatory scrutiny necessary to maintain, promote, and effectuate fair and transparent trading of its listed products, including the BTC Contracts and MBT Contracts. The BTC Contracts and MBT Contracts are highly liquid, financially-settled instruments with no ownership interests of any kind in actual Bitcoin.

Explain how your GAAP net asset value will be calculated when a Bitcoin Futures Contract closes at its price fluctuation limit

As discussed above, the Fund will always calculate its GAAP net asset value using the CME settlement price, including when a bitcoin futures contract held by the Fund closes at its price fluctuation limit. ASC 820 defines “fair value” as the exit price that would be received to sell an asset in an orderly market. The CME has enhanced how price fluctuation limits work to ensure that the bitcoin futures market continue to work in an efficient and orderly manner during volatile market conditions. For this reason, the Fund believes that the settlement price constitutes an observable and verifiable market value.

Clarify whether the fair value determination of these contracts will be based on closing prices that include or exclude price fluctuation limits.

The fair value determination of these contracts will always be the CME settlement price, which includes price fluctuation limits.

30.
Comment:                                 Refer to your response to comment 41. Please explain to us the statement "[t]he MBT Contract settlement price is not used in the NAV calculation because the MBT settlement price is the same as the BTC settlement price." It appears that, while the MBT settlement price is proportionally the same as the BTC settlement price, these settlement prices are different because these contracts represent different amounts of bitcoin. Please also revise the last sentence of the risk factor "The Net Asset Value calculation of the Fund may be overstated or understated" on page 17 to clarify that, as stated on page 34, when a bitcoin futures contract has closed at its price fluctuation limit the Fund will use the daily CME settlement price for the determination of NAV.

Response:
The Fund has revised its disclosure under “Calculating NAV” on page 51 to state: “In determining the value of Bitcoin Futures Contracts, the Administrator uses the settlement price for the Benchmark Component Futures Contracts, as reported on the CME.”

Additionally, the Fund has revised the last sentence of the noted risk factor to state that when a bitcoin futures contract has closed at its price fluctuation limit the fund will use the daily CME settlement price for the determination of NAV.

Determination of Required Deposits, page 35

31.
Comment:                                 Refer to your response to comment 42. Please remove statements here and on page 36 that creation and redemption transactions may be settled with bitcoin futures.

Response:
The Fund has removed the noted disclosures that transactions may be settled with bitcoin futures.

Exhibits

32.
Comment:                                 Refer to your response to comment 7. Please file the FCM agreements as exhibits or provide your analysis why these are not required to be filed under Item 601(b)(10) to Regulation S-K.

Response:
Item 601(b)(10)(ii) defines a material contract as “Every contract that is not made in the ordinary course of business that is material to the registrant.” A contract is made in the ordinary course of business “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” and is not required to be filed unless the contract falls under any one of four exceptions. Because the FCM agreements relate to routine, administrative functions of the Fund, and none of the exceptions under Item 601(b)(10)(ii) apply, the Sponsor does not believe that the FCM agreements are material contracts that would be required to be filed under Item 601(b)(10) to Regulation S-K. In support of this position, others in the industry, including another bitcoin futures based ETF, has not included its FCM agreements as a material contract in the exhibits to its registration statement. To the extent that terms of the FCM agreements are material (i.e., the names of the FCMs and the fees charged to the Fund), they have been disclosed in the prospectus. Accordingly, the Fund declines to include the FCM agreements as exhibits to the Registration Statement..

Please contact the undersigned at (202) 312-3331 (tconner@vedderprice.com) or John Sanders at (202) 312-3332 (jsanders@vedderprice.com) with any questions or comments.

Very truly yours, W. Thomas Conner Shareholder

cc:

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

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